Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 23, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at

http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the Solar Bonds platform.

FOR IMMEDIATE RELEASE

RSF Social Finance Purchases $9 Million in Solar Bonds from SolarCity

Transaction sparks relationship between social enterprise and clean energy leaders

SAN FRANCISCO, July 23, 2015—RSF Social Finance (RSF) is pleased to announce that it has purchased $9 million in solar bonds from clean energy leader SolarCity, which launched its public bond offering (http://www.solarcity.com/newsroom/press/solarcity-launches-first-public-offering-solar-bonds) to individual consumers in October.

The investment in SolarCity solar bonds is a strong strategic match with RSF’s mission of transforming the way the world works with money. RSF is a San Francisco-based organization that lends money to path-breaking social enterprises, provides impact investing vehicles accessible to a wide range of investors, manages grant funds, and works to build a finance infrastructure that will allow social enterprises to thrive.

“RSF is proud to directly support SolarCity’s work in renewable energy,” said Don Shaffer, president and CEO of RSF. “This contributes to our goal of employing all our assets to create social and environmental benefits. It also is in line with our effort to democratize impact investing. Like RSF’s Social Investment Fund, SolarCity’s solar bonds are available to individual investors with a minimum $1,000 investment. We’re happy to add capital to a fund that offers this opportunity.”

“We’re extremely pleased to have RSF Social Finance join the growing number of investors—including both institutions and individuals—who are getting paid by the sun with SolarCity’s solar bonds,” said Tim Newell, SolarCity’s vice president of financial products. “RSF’s investment in solar bonds is the latest example of their leadership as an institution in defining the future of impact investing. We’re proud to help RSF and their investors achieve their mission.”

RSF favors investments with broad impact. Solar panels, in contrast with conventional natural gas, nuclear and coal power plants, require no water to produce electricity, create no air pollution, and emit no greenhouse gases. The solar industry is also a prodigious job creator—in 2014 it created jobs nearly 20 times faster than the overall U.S. economy (http://www.thesolarfoundation.org/press-release-solar-industry-creating-jobs-nearly-20-times-faster-than-overall-u-s-economy). SolarCity, the largest solar employer in the U.S., has added more than 6,000 jobs in the past year.

RSF purchased the majority of the bonds with its liquidity fund, a largely cash reserve that holds donor advised funds awaiting grant-making. Impact investors have limited options for investing these types of funds, so solar bonds are welcome option. RSF’s solar bond purchase will yield a weighted annual return of 2.61% and help diversify its investment portfolio.

“The solar bonds provide an opportunity for RSF and like-minded individuals and organizations to earn an attractive financial return while helping SolarCity expand its use of the sun’s clean energy to reduce our society’s dependence on fossil fuels for power generation,” said Joe Avenatti, RSF’s senior director of investments. “We look forward to exploring additional ways for our two organizations to work together.”

About RSF Social Finance

RSF Social Finance (RSF) is a San Francisco-based financial services organization dedicated to transforming the way the world works with money. Since 1984, the organization has made over $275 million in loans and $130 million in grants to non-profit and for-profit social enterprises working in the areas of Food & Agriculture, Education & the Arts, and Ecological Stewardship. RSF has provided seed and growth capital to leaders such as B Lab, Revolution Foods and PACT Apparel. Loan capital comes primarily from more than 1,500 investors who have placed $1,000 or more in the organization’s Social Investment Fund. Investors earn a competitive return on their money comparable to a certificate of deposit while their funds are deployed to leading social enterprises. To learn more go to www.rsfsocialfinance.org.

About SolarCity

SolarCity® (NASDAQ: SCTY) provides clean energy. The company has disrupted the century-old energy industry by providing renewable electricity directly to homeowners, businesses and government organizations for less than they spend on utility bills. SolarCity gives customers control of their energy costs to protect them from rising rates. The company makes solar energy easy by taking care of everything from design and permitting to monitoring and maintenance. SolarCity currently serves 18 states. Visit the company online at www.solarcity.com and follow the company on Facebook & Twitter.

Media Contacts

For SolarCity

Molly Canales

650-963-5674

press@solarcity.com

For RSF Social Finance

Sarah Grolnic-McClurg, Pounce PR/Thinkshift

510-898-1837

sarah@pounce-pr.com